UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2014

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the minutes of the 2014 Annual General Meeting of Shareholders held on May 22, 2014.

Exhibit

1.	Minutes of the 2014 Annual General Meeting of Shareholders of Textainer Group Holdings Limited held on May 22, 2014

Exhibit 1

Textainer Group Holdings Limited

MINUTES OF

THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Thursday, May 22, 2014, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2014 Annual General Meeting of Shareholders (the “2014 Annual Meeting”) at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda. The close of business on April 1, 2014 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2014 Annual Meeting (including any postponement or adjournment(s) thereof). Notice of the 2014 Annual Meeting was given to the Shareholders pursuant to a Notice of 2014 Annual General Meeting of Shareholders dated April 16, 2014, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 16, 2014. As of April 1, 2014, there were 56,654,593 Common Shares issued and outstanding. A total of 43,291,029 Common Shares issued and outstanding as of April 1, 2014 were present in person or by proxy at the 2014 Annual Meeting, representing 76.4% of the total Common Shares issued and outstanding as of April 1, 2014.

CHAIRMAN AND SECRETARY

Hyman Shwiel acted as chairman of the 2014 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary, served as secretary of the 2014 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2014 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF RE-ELECTION OF CLASS III DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for re-election, in each case, as a Class III director of the Company, at the 2014 Annual Meeting:

Mr. Neil Jowell

Mr. Cecil Jowell

Mr. David Nurek

RESOLVED, that Mr. Neil Jowell be, and hereby is, re-elected as a Class III director of the Company;

For: 38,072,747 Common Shares, representing 88.1% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Against: 5,095,112 Common Shares, representing 11.8% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Non-votes: 77,723 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014.

Abstain: 47,447 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Cecil Jowell be, and hereby is, re-elected as a Class III director of the Company;

For: 39,650,559 Common Shares, representing 91.8% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Against: 3,515,515 Common Shares, representing 8.1% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Non-votes: 75,723 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014.

Abstain: 49,232 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. David Nurek be, and hereby is, re-elected as a Class III director of the Company.

For: 39,329,224 Common Shares, representing 91.0% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Against: 3,832,388 Common Shares, representing 8.9% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Non-votes: 75,723 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014.

Abstain: 53,694 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2013, a copy of which is included in the Company’s 2013 Annual Report to Shareholders and laid before the Shareholders at the 2014 Annual Meeting (the “2013 Financial Statements”).

RESOLVED, that the 2013 Financial Statements, as included in the Company’s 2013 Annual Report to Shareholders be, and they hereby are, approved.

For: 43,109,532 Common Shares, representing 99.8% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Against: 41,408 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Non-votes: 75,723 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014.

Abstain: 64,366 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS

INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014

AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, ACTING THROUGH

THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT

AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2014.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2014 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2014 be, and they hereby, are approved.

For: 43,209,260 Common Shares, representing 99.8% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Against: 49,971 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

Abstain: 31,798 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2014 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2014 Annual Meeting then concluded.

Minutes prepared by:		Confirmed by:

/s/ Dan Cohen		/s/ Hyman Shwiel
Dan Cohen		Hyman Shwiel
Assistant Company Secretary		Chairman of the Meeting
Date:	July 2, 2014	Date:	July 2, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2014

Textainer Group Holdings Limited

By:	/s/ Philip K. Brewer
Philip K. Brewer President and Chief Executive Officer